[Addressee]
[Address]

Dear [Addressee]:

I am pleased to share with you our most recent performance update on the AFL-CIO Housing Investment Trust (HIT).  The HIT is a $3.6 billion commingled fund of high credit quality fixed-income securities with a core competency in government/agency multifamily mortgage-backed securities (MBS).  The HIT is able to source investment opportunities directly through its experienced multifamily investment staff.

The HIT outperformed its benchmark on both a gross and net basis for the first eight months of 2009. Over longer time periods, the HIT also outperformed the benchmark for the 1-, 3-, 5- and 10-year periods.  Furthermore, the HIT has outperformed the benchmark on a gross basis for 16 consecutive calendar years.  While achieving this strong performance, the HIT’s investments continue to deliver collateral benefits important to its participants’ union member beneficiaries.

For the period ending June 30, 2009, the HIT ranked number one for the five-year period and number six for the one-year period in Morningstar’s U.S. intermediate duration category and consistently appears as one of Morningstar’s “Top 10 Managers” in its class.  For additional information on performance and the Morningstar rankings, please see the attachment.

The HIT’s investors continue to be well-served by its prudent investment philosophy and expertise in multifamily finance, and our investors have responded by providing in excess of $300 million of new capital this year through August, including more than $200 million in new investments and reinvestment of nearly 90% of their dividends.  The HIT has navigated the heightened risks in the marketplace to deliver strong returns relative to its benchmark, and at the same time create union jobs and affordable housing during a devastating recession.

As an investor of pension capital, the HIT seeks to fulfill the labor movement’s high expectations as a fiduciary for union members’ pension funds, and also as a vehicle for economic and social progress.  The HIT pursues additional investments from pension funds in order to provide more affordable and workforce housing and to create additional union jobs.  With over one million construction jobs having been lost in the U.S. economy in the last 12 months, HIT-financed projects are an urgently-needed stimulus for local communities.  The HIT currently has 13 projects under construction, representing approximately 2,100 construction-related jobs for union members in 10 cities.  Prospective projects in the HIT’s investment pipeline would generate nearly 6,000 additional union jobs.

The HIT is well-positioned to take advantage of opportunities to fund FHA-insured multifamily construction projects that will provide excellent investments and good union jobs.  In the current credit-challenged economy, the FHA has emerged as the major source of multifamily construction transactions. This is a market in which the HIT can use its FHA expertise to great advantage.  Moreover, yields on this multifamily construction product make these especially attractive investments for the HIT portfolio.   The HIT’s yield advantage over its benchmark is attributable to its focus on government/agency multifamily MBS.  Further, this focus and the portfolio’s lack of corporate bonds make it a good source of diversification as compared to many other fixed income investments that include corporate bonds.

The HIT has developed a $700 million investment pipeline of 12 multifamily projects, with approximately 55% using FHA insurance. The HIT is actively engaged with the developers of the projects in the pipeline, helping them structure the complex financing of the projects and working to provide commitments over the next 18-months.  Further, legislation to increase FHA statutory limits that currently restrict use of its programs in higher cost areas such as New York City has been introduced.  Increasing these limits would foster new construction and substantial rehabilitation in cities where the HIT has traditionally invested.

The HIT expects strong demand for affordable and workforce housing in metropolitan areas where such housing has not been built in recent years.  In addition to FHA opportunities, the HIT foresees use of stimulus money passed through to the state and local entities, other subsidies and various tax credits to be available to assist in developing affordable housing projects.

I will be contacting you to further discuss the HIT.

Sincerely,
[Name]
[Title]
Enclosure: Prospectus

The HIT’s Strong Performance Continues

September 2009

The HIT outperformed its benchmark for the first eight months of 2009 by 90 basis points on a gross basis and 59 basis points on a net basis.   This was despite the strong recovery since March in corporate bonds, which the HIT does not hold in its portfolio.  Corporate bonds comprised 19% of the Barclays Capital Aggregate Bond Index at August 31. The HIT’s excellent performance has been aided by the significant tightening of spreads to Treasuries for the government/agency multifamily mortgage-backed securities that comprise over 55% of the HIT’s assets. For the one-year period ending August 31, the HIT outperformed the benchmark by 125 basis points on a gross basis with a gross return of 9.19% and by 78 basis points on a net basis with a net return of 8.72%.  Over longer time periods, the HIT outperformed the benchmark on a gross basis for the 3-, 5- and 10-year periods by 56, 58, and 68 basis points, respectively.

The HIT’s superior performance over longer periods once again earned it a national ranking by Morningstar as one of the nation’s “Top 10 Managers” in its class for the one- and five-year periods ending June 30, 2009. The HIT placed number one for the five-year period and number six for the one-year period in the category of U.S. intermediate duration collective trusts, as reported in Pensions & Investments.1

The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available on the HIT’s website at www.aflcio-hit.com. Gross performance figures do not reflect the deduction of HIT expenses. Information about HIT expenses can be found on page 6 of the HIT’s current prospectus. The Barclays Aggregate is an unmanaged index and is not available for direct investment, although certain funds attempt to replicate this index. Returns for the Barclays Aggregate would be lower if they reflected the actual trading costs or expenses associated with management of an actual portfolio.

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1 The “Top 10 Managers” rankings were published by Pensions & Investments by Morningstar based on Morningstar’s Principia Separate Account database. Morningstar compared fixed income investment vehicles with a similar risk profile. The rankings include the funds in Morningstar’s Intermediate Government Bond and Intermediate-Term Bond categories.  They compare 45 funds for the one-year period and 38 funds for the five-year period based on performance results self-reported to Morningstar.  The rankings are based on gross returns for the one- and five-year periods ended June 30, 2009, and reflect no deduction for expenses.  The Morningstar findings can be viewed on the Pensions & Investments website at: http://www.pionline.com/article/20090824/CHART/308249968/-1/TOPPERFORMINGMANAGERS.